

June 18, 2013

Via E-mail
Anthony W. Boor
Chief Financial Officer
Blackbaud, Inc.
2000 Daniel Island Drive
Charleston, South Carolina 29492

     Re: **Blackbaud, Inc.**
             Form 10-K for the fiscal year ended December 31, 2012
             Filed February 27, 2013
             File No. 000-50600

Dear Mr. Boor:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's discussion and analysis of financial condition and results of operations

Results of operations, page 33

1.   On page 14, you state that as a result of how you recognize revenues, certain increases or decreases in sales in one quarter will not be fully reflected in revenues for the quarter. Please tell us what consideration you gave to including a more detailed discussion and analysis of changes in deferred revenue, or providing other insight into your level of sales activity during the periods presented and the potential future impact on revenues. Please note that this comment also applies to your quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013. See Items 303(a) and 303(b) of Regulation S-K.

2.   On page F-32, you disclose revenue by segment. Please tell us what consideration you gave to including a more detailed discussion and analysis of material changes by reportable segment during the periods presented. Please note that this comment also applies to your quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013. See Items 303(a) and 303(b) of Regulation S-K.

3.   Throughout the filing, you discuss the importance of maintenance and subscriptions renewals. Please tell us what consideration you gave to quantifying your license and maintenance renewal rates for the periods presented, and discussing and analyzing any material changes in renewal rates. Please note that this comment also applies to your quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013. See Items 303(a) and 303(b) of Regulation S-K.

Comparison of the years ended December 31, 2012 and 2011

Operating results

Maintenance, page 36

4.   Given the importance of renewals to your maintenance revenues, please tell us what consideration you gave to separately disclosing the quantitative impact of "increases in contracts with existing customers" in (i) and "reductions in contracts with existing customers" in (iii). In addition, please tell us why you do not include similar quantitative disclosure in your discussion of subscriptions revenues. Please note that this comment also applies to your quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013. See Items 303(a) and 303(b) of Regulation S-K.

Non-GAAP income from operations, page 38

5.   Your use of non-GAAP measures excludes a number of recurring items related to your business combinations for each of the years ended December 31, 2012 and 2011. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear broad considering certain excluded items would appear to be recurring and integral to your business. For example, it is unclear why acquisition-related expenses are not relevant to investors considering the number and materiality of acquisitions over the past several years which you disclose as essential to the Company's growth and performance. For example, on page 33 you disclose that you acquire companies that provide you with strategic opportunities to expand your share of the nonprofit market. In this regard, we believe you should further enhance your disclosures in future filings to comply with Item 10(e)(1)(i)(C) and (D) and (ii) (B) of Regulation S-K explaining more fully why certain acquisition related items should not be considered in assessing your performance.

Item 9A. Controls and procedures, page 53

6.   On page F-2, your independent registered public accounting firm refers to "Management's Report on Internal Control over Financial Reporting," which you do not appear to have included in the filing. Please file an amended Form 10-K that includes management's annual report on internal control over financial reporting.   See Item 308(a) of Regulation S-K, and for guidance, refer to Question 3 of the Staff's Frequently Asked Questions on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, Evan Jacobson, Staff Attorney, at (202) 551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant